July 1, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2011
Filed on April 25, 2012
Form 6-K Filed on February 26, 2013
File No. 001-12874

Dear	Mr. Shenk:

We have reviewed your letter to us of May 29, 2013 setting forth staff comments on Teekay Corporation’s (“Teekay” or the “Company”) Form 6-K filed on February 26, 2013. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. We note the extension granted by the staff to respond by July 1, 2013.

Form 6-K Filed on February 26, 2013

SEC Comment

1. You state in the response to comment 1 that earlier in 2012 you estimated, based on then available information, that a recovery of the conventional crude tanker market could begin in the latter part of 2012 or early 2013, but by the fourth quarter of 2012 it was apparent that such a recovery likely would not occur in this timeframe. Please tell us the information that was available in early 2012 that lead you to believe at that time that a recovery could begin in the latter part of 2012 or early 2013 and how this information subsequently changed or was not apparent and when it changed or was no longer apparent to you.

Response to Comment #1

The following paragraph explains in more detail our process for determining estimated future charter rates used in our impairment testing for our conventional tankers. This is a consistent methodology we apply as part of our impairment testing. We believe that this information may be helpful in understanding how our expectations about the timing of a recovery impacted our vessel impairment testing for conventional tankers during the four quarters of 2012. We then provide our market assessments for each of the quarters during 2012, which describes factors upon which our assessments were based.

As described in our response to comment 1 of our April 19, 2013 letter, 15 of the 19 conventional tankers that were impaired during the fourth quarter of 2012 were the result of a number of factors that, when aggregated, resulted in changes to our estimates of future cash flows to be generated by these vessels sufficient to cause the vessels to fail step 1 of the impairment test. All 15 of these vessels were operating pursuant to (a) short-term, fixed-rate time-charters or (b) individual voyage charters, which are commonly referred to as “spot” charters (where the amount we receive for each voyage is based on the prevailing market rate at the time the charter is entered into for the applicable voyage). In estimating future cash receipts for purposes of our impairment tests, we include (a) for existing time charters, the remaining term and contractual charter rates and (b) for those periods our vessels are not committed to servicing a time charter contract, an assumed spot charter rate. The assumed spot charter rate for the first three years in the cash flow estimate for impairment testing (the “Three Year Time Charter Rate”) is based upon the average of the three-year time-charter rates for the applicable vessel class at the date of the impairment test published by Clarkson’s Research Services, ACM Shipping, Galbraith’s and Maersk, all parties independent of us. We consider a three-year time-charter rate as a proxy to a forward curve for future spot tanker rates. The assumed spot charter rate used in the cash flow estimate beyond three years is based upon a ten-year average, using the Three Year Time Charter Rate and the average charter rates earned by our vessels operating on the spot market, in the same vessel class, for the immediately preceding seven years (the “10-Year Average Rate”). We use a ten-year period as the basis of determining a forward looking average rate because we believe this time frame will include both low points and high points in the normal shipping cycle and provide an appropriate mid-cycle rate upon which to base our future cash flow estimates. We understand that the use of a ten-year period is a common approach taken by other shipping companies in estimating future rates for purposes of vessel impairment testing. During 2012, the Three Year Time Charter Rates were lower than the rates in the earliest of the preceding seven years and, as a result, our 10-Year Average Rate has been declining.

We believe that our use of the Three Year Time Charter Rate and 10-Year Average Rate, and their being based on widely accepted third party current charter rate data and our actual historical charter rate data, represents an objective and reasonable method to estimate future cash receipts.

The following table provides our tanker market assessment for each of the four quarters of 2012. This assessment was prepared by us at approximately the same time we prepared our impairment tests for each of the four quarters of 2012. This information is contained in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was included in our Forms 6-K for the three months ended March 31, 2012, June 30, 2012 and September 30, 2012 and our Form 20-F for the year ended December 31, 2012. All references to “recently” in this table are relative to the time the applicable Form 6-K was furnished. Our quarterly market assessments included in the following table identify key data and factors underlying the assessments, and illustrate quarter-to-quarter changes in that data and those factors.

Quarter	Outlook Included in Teekay Corporation’s MD&A

Q1-2012	The International Monetary Fund (or “IMF”) recently upgraded its outlook for the global economy in 2012 and 2013, with a forecast of 3.5 percent and 4.1 percent growth, respectively, up from 3.3 percent and 4.0 percent in the previous IMF outlook. Based on the average range of forecasts from the International Energy Agency (or “IEA”), the Energy Information Agency (or “EIA”) and the Organization of Petroleum Exporting Countries (or “OPEC”), global oil demand is expected to grow by 0.8 million barrels per day (or “mb/d”) in 2012. This is expected to translate into increased demand for tankers which, coupled with a slowdown in the rate of fleet growth, could lead to improved fleet utilization in 2013.

Q2-2012	The outlook for the global economy has weakened in July and August 2012 due to ongoing stress in the Euro zone and slower growth in the United States and China. The IMF downgraded its outlook for global economic growth in 2012 and 2013 to 3.5 percent and 3.9 percent, respectively (from 3.6 percent and 4.1 percent in their previous forecast). As a result, the EIA downgraded its global oil demand growth forecast for 2013 to 0.7 mb/d from 1.5 mb/d forecasted at the start of 2012. This is expected to translate into slower tanker demand growth during 2013 than was previously expected, although a simultaneous slowdown in tanker supply growth could help offset this weaker demand outlook.

Q3-2012	As a result of continued headwinds in the global economy, the IMF downgraded its outlook for global gross domestic project growth in 2012 and 2013 to 3.3 percent and 3.6 percent, respectively, from 3.5 percent and 3.9 percent growth in its July 2012 report. This has translated into lower 2013 oil demand growth estimates from the major forecasting agencies, with an average estimated growth rate of 0.8 mb/d for 2013 from the IEA, EIA and OPEC.

Q4-2012	Global oil demand is expected to grow by 0.9 mb/d during 2013 according to the average of forecasts from the IEA, EIA and OPEC. This represents the same level of oil demand growth as in 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.4 mb/d during 2013, which could result in lower tonne-mile demand for crude tankers compared to 2012.

The table reflects the optimistic outlook on global economic growth in the first quarter of 2012, which generally correlates with a more positive outlook for global oil demand. During the second quarter of 2012, the outlook for both the global economy and global oil demand had weakened, although it was believed that slower tanker supply growth could offset the weakness. The Three Year Time Charter Rate and 10-Year Average Rate for the first and second quarters of 2012 reflected the market assessments as the rates during those quarters remained largely unchanged compared to the fourth quarter of 2011. During the third quarter of 2012, the tanker market outlook had deteriorated, as indicated by the IMF downgrading its GDP growth outlook for 2012 and 2013. By the fourth quarter of 2012, not only was the oil demand outlook weaker than previously anticipated, there were also negative developments in terms of crude trading patterns, both long-term as published by the IEA in its Medium Term Oil Market Report and short-term as it was expected that more oil production would come from non-OPEC sources, requiring less distance to transport the oil. The Three Year Time Charter Rate and 10-Year Average Rate for the third and fourth quarters of 2012 reflected these more negative market assessments and declines from the fourth quarter of 2011 and the first half of 2012. As noted in our response to comment 1 of our April 19, 2013 letter, we conducted quantitative impairment tests in the third and fourth quarters of 2012. Appendix A to this letter provides a summary of these tests.

SEC Comment

2. In connection with the comment below, it appears that your outlook in early 2012 of a later recovery in regard to the vessels that were impaired in 2012 is contrary to or inconsistent with your outlook at the end of fiscal 2011 in regard to vessels that were impaired in 2011. Please reconcile for us these divergent outlooks existing at or about the same time.

Response to Comment #2

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. In general, the conventional tanker market has experienced charter rate declines from 2008 to 2012, although certain quarters have been stable or slightly positive for certain vessel classes. Vessel values also have declined over this period, which generally reflects the prevailing tanker charter rates and the future outlook for tanker charter rates. These declines in charter rates and vessel values are reflective of the industry going into a cyclical downtrend. However, when the tanker market moves back to a balance of supply and demand, it is expected that tanker rates and vessel values will recover.

The tanker market outlook at the end of 2011 was not as positive as the tanker market outlook during the fourth quarter of 2010 and the first three quarters of 2011, and the tanker market outlook at the end of 2012 was not as positive as the outlook during the fourth quarter of 2011 and the first three quarters of 2012, as forecasts of the timing of the recovery of the tanker market continued to be delayed. The Three Year Time Charter Rate and 10-Year Average Rate we used in our impairment testing for these periods reflect this trend. More specifically, these rates generally declined during 2011 and 2012.

Our disclosure regarding the tanker market outlook at the end of fiscal 2011, which references a general decline in the future outlook for shipping and the global economy combined with delayed optimism about when the recovery may occur, was an assessment that was relative to expectations of prior periods. Consequently, while our outlook in early 2012 was that a recovery of the conventional crude tanker market could begin in the latter part of 2012 or early 2013, the timing of this potential recovery was later than what was expected when a similar assessment was conducted in periods prior to the fourth quarter of 2011.

SEC Comment

3. You disclosed in the 2011 Form 20-F that the reason for the impairment of the eight conventional tankers in 2011 aggregating approximately $112 million was due in part to a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. You stated in the response to prior comment 1 that the impairment recorded on the 19 conventional tankers in the fourth quarter of 2012 aggregating approximately $405 million was due in part to your revised outlook in that period that the recovery you had anticipated would be delayed. In connection with the above comment, please explain to us why the vessels impaired in 2012 were not determined to be impaired in 2011 or earlier in 2012 than the fourth quarter when delayed optimism of the recovery affecting them appeared to exist in fiscal 2011. Also, tell us why your disclosed view associated with the 2011 impairments of the continuing weak tanker market largely caused by an oversupply of vessels relative to demand and a continued decline in the fair market value of vessels were not indicators of impairment in 2011 or earlier in 2012 than the fourth quarter for the vessels that were impaired in 2012.

Response to Comment #3

As noted in our response to comment 2 of this letter, the conventional tanker market has experienced charter rate declines from 2008 to 2012, although certain quarters have been stable or slightly positive for certain vessel classes. Consequently, there have been indicators of impairment during various quarters throughout this period. Appendix A to this letter describes in more detail our process of monitoring for vessel impairments and contains additional information as to the conventional tankers that were tested for impairment in each quarter of both 2011 and 2012.

The timing of recognition of an impairment of a particular conventional tanker, relative to that of any of our other conventional tankers is dependent upon a number of factors, including the age of a vessel, the price we paid for the vessel, and the class of the vessel. For example, an older vessel is more susceptible to impairment than a younger vessel. In addition, a vessel purchased at a high part of the tanker cycle is more susceptible to impairment than a vessel purchased at a low part of the tanker cycle. In addition, the supply and demand balance, and thus outlook, for each vessel class will be different. While the same macroeconomic factors, such as the performance of the global economy, impact all of our conventional tankers, this does not automatically mean that all conventional tankers should be impaired at the same time. This would only occur if all the vessels were the same age, had the same carrying value and were of the same vessel class. Given the general decline in the conventional tanker market over the past few years and the differences in vessels (i.e. age, price, and class) it should be expected that only similar vessels are impaired at the same time. For example, as is noted in Appendix A to this letter, all three MR tankers in Group 3, which are a similar age and purchased at the same time, were all impaired in the third quarter of 2011. In addition, all seven Suezmax tankers in Group 1, which are a similar age and purchased at the same time, were impaired in the fourth quarter of 2012.

Although the undiscounted cash flow estimates of the vessels impaired in 2012 were negatively impacted in 2011 and the first three quarters in 2012 as a result of the delayed optimism of the tanker market recovery, the magnitude of the impact on our estimated future cash flows was insufficient to cause an impairment of these vessels during 2011 and the first three quarters of 2012. However, by the end of fourth quarter of 2012, the estimated future undiscounted cash flow projections for these vessels had declined below the carrying values at that date due to further negative developments, as described in our response to comment 1 of our April 19, 2013 letter. This ultimately triggered the impairment of these vessels. The reasons the MR tankers in Group 3 were impaired in the third quarter of 2011, whereas the Suezmax tankers in Group 1 and the Aframax tankers in Group 2 were impaired in the fourth quarter of 2012, was primarily the differences in (a) timing of when these vessels were purchased, with vessels purchased at higher periods during the tanker cycle generally having higher purchase prices and being more susceptible to impairment, and (b) the tanker market outlook for the different vessel classes.

SEC Comment

4. You state in the response to prior comment 1 that adjustments were made to your quantitative models in the fourth quarter such that the undiscounted cash flows of each vessel that failed the first step of the impairment test were marginally less than the vessel’s carrying value. Please explain to us in detail what adjustments were made, why you believe such adjustments were necessary and why such adjustments were not necessary or appropriate at an earlier point of time in 2012 or in 2011.

Response to Comment #4

We made three primary adjustments to our impairment tests in the fourth quarter of 2012, which are described below. The first two adjustments represent recurring adjustments that we update for each impairment test. The third adjustment was first introduced for the fourth quarter of 2012 impairment tests.

Adjustment #1 – Further Charter Rate Adjustments. We adjusted our estimates of future cash receipts to take into account the addition of new time-charter contracts entered into in the fourth quarter of 2012, if any, and any changes to the Three Year Time Charter Rate and the 10-Year Average Rate for each vessel class. (Please refer to our response to comment 1 of this letter for a more detailed explanation of how we determine the Three Year Time Charter Rate and the 10-Year Average Rate).

Adjustment #2 – Future Expenses Adjustments. We adjusted our estimates of future operating and dry-dock expenditures to take into account the most recent assessment of such amounts. This assessment was performed with the assistance of operational personnel and the estimates are consistent with those reflected in our 2013 internal forecasting and budgeting models completed in the fourth quarter of 2012.

Adjustment #3 – Fuel-Efficient Vessels Adjustment. Beginning in the fourth quarter of 2012, we applied a discount to our spot market charter rate assumption for approximately the last five years of a vessel’s expected life. This adjustment reflects potential future customer discrimination against older tonnage given an increasing trend of ordering newbuilding vessels that are designed to be more fuel-efficient. We believe this adjustment is (a) appropriate given increasing adoption in the industry of the new vessel designs and (b) potentially analogous to historical customer discrimination of older single-hull conventional oil tankers compared to newer double-hull conventional oil tankers.

As noted above, we apply Adjustments #1 and #2 each time we conduct an impairment test, in order to reflect current information available to us with respect to expectations of future cash receipts and expenditures.

As noted above, we first applied Adjustment #3 in the fourth quarter of 2012. Prior to the fourth quarter of 2012, there was (a) significant uncertainty as to whether the industry would adopt this new technology to an extent that a “two-tier” market would emerge (with older, less efficient vessels being discriminated against) and (b) scepticism about fuel efficiency claims by shipbuilders. Data relating to our determination in the fourth quarter of 2012 that such uncertainty and scepticism were decreasing include the following:

a)

Since approximately 2009, a sustained and generally more significant gap has emerged between low tanker spot rates and high bunker fuel prices. Consequently, tanker fuel efficiency has become increasingly important to ship operators. In response, shipbuilders have created new vessel designs with claims of fuel savings of varying amounts compared with an older generation tanker. Shipyards began to market the first fuel-efficient tanker designs in 2011. However, contracting of all new tankers was relatively low in 2011 and through the first three quarters of 2012, which limited data as to industry adoption of new designs. Industry orders for all new tankers, a portion of which were fuel-efficient tankers, ranged between approximately 2.0 million and 3.0 million deadweight tonnes in each of the four quarters in 2011, and were approximately 3.0 million, 3.5 million and down to 2.0 million deadweight tonnes in the first three quarters of 2012, respectively. Orders for new tankers, a portion of which were fuel-efficient tankers, increased to approximately 5.0 million deadweight tonnes in the fourth quarter of 2012 and increased to approximately 8.0 million deadweight tonnes in the first quarter of 2013. Given the low level of tanker orders in periods prior to the fourth quarter of 2012, there was significant uncertainty as to whether there would be a widespread adoption in the tanker industry of this new fuel-efficient technology. In addition, not only was there a low level of tanker orders in periods prior to the fourth quarter of 2012, but the orders that were being made in these periods generally did not include all the new fuel-efficient technology. It was not until the fourth quarter of 2012 where there was a marked increase in newbuilding orders with the new fuel-efficient technology, which increased further in the first quarter of 2013.

b)	Because shipyards began to market the first fuel-efficient tanker designs in 2011, and given applicable construction time periods, there was limited data prior to the fourth quarter of 2012 as to how the actual performance of fuel-efficient tankers would compare to the marketing claims of shipbuilders. On October 29, 2012, Scorpio Tankers Inc. announced in its earnings release for the third quarter of 2012 that the 2012-built MR tanker STI Amber, a fuel-efficient vessel, burned nine metric tons of bunker fuel less per day compared to the 2008-built MR STI Coral when travelling laden at 13.5 knots. This translated into a fuel savings of approximately $5,000 per day, or 30%, and represented the first concrete validation of the potential fuel savings achievable by the new fuel-efficient designs. Prior to this announcement, there were very few cases of premium charter pricing for fuel-efficient newbuilding vessels under construction, with nine charters for such vessels pricing at modest to more significant premiums since April 2012. In addition, contributing to our uncertainty about industry adoption of this new fuel-efficient technology during periods prior to the fourth quarter of 2012 was our unsuccessful experience with marketing to potential customers our own new ship design, called “One-Spirit”. We developed the One-Spirit design as shipyards had not developed anything comparable at that time. By the fourth quarter of 2012, shipyards had been able to improve their vessel designs to a point where they offered similar expected performance to our own design. The specifications of the One-Spirit design were finalized in approximately February 2012 and we began marketing the design to potential charterers beginning in approximately March 2012. While there was interest in the concept, we were unable to secure any charters for this vessel design. This caused us to question, during the first three quarters of 2012, whether there would be widespread adoption of this new fuel-efficient technology. However, the marked increase in newbuilding orders with the new fuel-efficient technology and the actual performance results validating fuel-efficiency claims of shipyards that occurred in the fourth quarter of 2012 caused us to believe there would be future customer discrimination against older tonnage.

We do not believe that it is appropriate to assume that every new technology developed will ultimately be adopted by the industry on a widespread basis. In addition, we do not believe that it is appropriate to immediately factor these assumptions into our impairment tests without a reasonable degree of evidence that a new technology ultimately will impact the industry. Based on (a) the limited number of (i) orders of fuel-efficient tankers and (ii) charters priced at a premium for such newbuilding vessels prior to the fourth quarter of 2012, (b) the lack of concrete performance results validating fuel-efficiency claims, and (c) our inability to secure vessel charters for our One-Spirit design, we did not determine prior to such quarter that an adjustment to the expected future cash flows used in our impairment testing relating to the impact from this new technology was appropriate.

SEC Comment

5. You state in the response to prior comment 1 that based on impairment tests conducted prior to the fourth quarter of 2012 you determined that the undiscounted cash flows for the vessels that were impaired in the fourth quarter of 2012 were greater than their carrying values at the dates of the test and, therefore, no impairment was required to be recorded. In connection with the above comment, please tell us why your estimates of undiscounted cash flows for these vessels in periods prior to the fourth quarter of 2012 were reasonable.

Response to Comment #5

As noted in our response to comment 4 of this letter, we apply Adjustments #1 and #2 to each impairment test in order to reflect relevant information relating to expectations of future cash receipts and expenditures. Consequently, we believe that our estimates of undiscounted cash flows for these vessels in periods prior to the fourth quarter of 2012 were prepared with then current projections of cash receipts and expenditures based on market conditions at that time. As noted in our responses to comments 4 and 7 of this letter, we believe Adjustment #3 was inapplicable to quarterly periods prior to the fourth quarter of 2012. Consequently, we believe our estimates of undiscounted cash flows for these vessels in periods prior to the fourth quarter of 2012 were reasonable.

SEC Comment

6. You state in the response to comment 1 that you recognize that certain aspects of the three examples given in the response that contributed to the impairment in the fourth quarter of 2012 were, in part, present in the third quarter of 2012, and that indicators of impairment existed in prior quarters, including the third quarter of 2012, that caused you to conduct impairment tests. Please tell us the extent that each of these examples and indicators existed within each quarter during 2012 and the weight given to each in your impairment assessment performed in each period.

Response to Comment #6

Our response to comment 1 of this letter contains the extent to which example #1, which is our specific views on the magnitude and timing of any potential recovery in the tanker market at any point in time during 2012, existed within each quarter during 2012. Example #2, which is our knowledge of the information contained in the October 2012 Medium Term Oil Market Report published by the IEA, was first known to us upon release of the report in October 2012 and was fully assessed later in the fourth quarter of 2012. The previous Medium Term Oil Market Report was published by the IEA in June 2011 and did not contain the negative outlook in the October 2012 report and we did not anticipate the conclusions in the October 2012 report. There are a significant number of variables that impact the outlook for future tanker charter rates, including the variables discussed in relation to examples #1 and #2 in this and our prior response letters. We believe that our methodology for determining the Three Year Time Charter Rate and the 10-Year Average Rate (discussed in our response to comment #1 of this letter) take into account on an ongoing basis both historical and prospective rate information from us and widely accepted industry sources, and that these rates reflect over time changes in the tanker market outlook.

In terms of example #3, which relates to the potential impact from increases in the fuel-efficiency of new vessels being constructed, our responses to comments 4 and 7 of this letter discuss the development of this factor and the weighting we gave to this factor in each of the four quarters of 2012 and the fourth quarter of 2011.

SEC Comment

7. You state in the response to comment 1 that increases in the fuel efficiency of new vessels being constructed caused you to assess the potential implications of this development on your cash flow estimates, particularly as to the discrimination impact on vessels nearing the end of their useful life. You also state that during the fourth quarter of 2012 you became aware of an increasing interest in ordering these new vessels through industry research and discussions with shipyards. We note that you had a number of new vessels delivered in recent years and had a number of newbuildings on order at December 31, 2011. Given your recent experience with new vessels, it is not clear why the implications on your cash flow estimates of fuel efficiency of new vessels was not considered to be an impact prior to the fourth quarter of 2012 in your impairment assessments for 2011 and earlier in 2012. Please advise. Also, tell us the weight given to this impact on your assessment of impairment made in each quarter of 2012 and at the end of fiscal 2011.

Response to Comment #7

During the five years ending December 31, 2012, we had ordered no conventional tankers, and a joint venture in which we have a 50% interest ordered one tanker in October 2010, for which order our joint venture partner was responsible for. More specifically, it was our joint venture partner, not us, that determined the specifications of the vessel, selected the shipyard and negotiated the shipbuilding contract terms. Our experience ordering new vessels during this five-year period has been specific to our lines of business other than conventional tankers and these vessel orders did not incorporate the new fuel-efficient tanker technology referenced above.

As noted in our response to comment 4 of this letter, adoption by the conventional tanker industry of new fuel-efficient newbuilding vessels was limited until the fourth quarter of 2012 and more significantly in the first quarter of 2013. Consequently, as mentioned in response to comment 4 of this letter, we gave no weight to this factor as part of our impairment assessment made for any quarter prior to the fourth quarter of 2012.

SEC Comment

8. Please tell us how the impaired vessels indicated in the response to comment 1 relate to (i.e., were included in) the table on page 63 of the 2011 Form 20-F. If not included, please explain why.

Response to Comment #8

All of the impaired vessels indicated in the response to comment 1 of our April 19, 2013 letter were included in the table on page 63 of the 2011 Form 20-F, with the exception of five vessels. Two of these five vessels were determined to have a market value that was not below the carrying value at December 31, 2011. Consequently, these two vessels were not included in the table on page 63 of the 2011 Form 20-F. These two vessels were subsequently sold in 2012 for amounts that were slightly below their respective carrying value (an aggregate of $2.9 million for both vessels). The remaining three vessels were not included in the table on page 63 of the 2011 Form 20-F because we considered it unlikely that an impairment would be recognized in the following year. We based this conclusion on the fact that these three vessels were operating on long-term customer contracts where the remaining term was significant (nine years in this case) and the estimated future undiscounted cash flows relating to such contracts were sufficiently greater than the carrying value of the vessels. Our customer did not advise us that they were considering an early termination of these long-term customer contracts until after the 2011 Form 20-F was filed. The aggregate impairment for the five vessels that were not in the table on page 63 of the 2011 Form 20-F was approximately 7% of the total impairment recognized in the fourth quarter of 2012.

SEC Comment

9. Please tell us whether any of the impaired vessels indicated in the response to comment 1 were idle during fiscal 2012, and if so, the aggregate number of days idle for the year, the number of days idle in each quarter and the reason for being idle.

Response to Comment #9

The following response includes the aggregate number of days idle for 2012, the number of days idle in each quarter during 2012 and the reason for being idle, for the 19 conventional tankers, two shuttle tankers and one FSO unit included in response to comment 1 of our April 19, 2013 letter.

a)	During 2012, two of the impaired vessels indicated in the response to comment 1 of our April 19, 2013 letter were laid-up for a total of 644 days (94 days – Q1/12, 182 days – Q2/12, 184 days – Q3/12 and 184 days – Q4/12). These older vessels were taken out of service, as it was uneconomic to continue to operate them given the limited opportunities to employ them in the current tanker market due to their advanced age. They were internally designated for potential upcoming offshore projects. As such, they were initially laid-up instead of being sold. Ultimately, they were not used for any offshore projects and were sold. These two vessels were placed in lay-up on August 10, 2011 and March 28, 2012, respectively. The vessel placed in lay-up on August 10, 2011 was first written down to its estimated fair value in the fourth quarter of 2010 and the remaining vessel was first written down to its estimated fair value in the third quarter of 2011. The estimated fair values of these vessels at the time of their first write-downs were slightly higher than their scrap values. Consequently, when agreements were entered into in December 2012 to sell these vessels for delivery in January 2013, the vessels became assets held for sale for accounting purposes and the carrying values of these vessels were written down in the fourth quarter of 2012 to the vessel sales price. The amount of the write-down was not significant, being an aggregate of $2.9 million for both vessels. These two vessels were determined to have a market value that was not below the carrying value at December 31, 2011, due primarily to the prior write-downs.

b)	During 2012, the aggregate number of idle days for the remaining twenty of the impaired vessels indicated in the response to comment 1 of our April 19, 2013 letter were 469 days (77 days – Q1/12, 88 days – Q2/12, 158 days – Q3/12 and 146 days – Q4/12).

i)	119 of the 469 days were from four vessels being in dry-dock to complete their second special survey and one vessel being in dry-dock to complete an intermediate survey. These five vessels were in dry-dock in the second quarter of 2012 (one vessel), the third quarter of 2012 (three vessels) and the fourth quarter of 2012 (one vessel). The second special survey and the intermediate survey are mandatory procedures that all oil tankers, with approximate ages of 10 years and 17.5 years, respectively, must complete. Consequently, the occurrence of these events are not indicators of impairment and the cost of completing the second special survey and the intermediate survey, including lost cash receipts from being off-hire, is reflected in any impairment test that precedes the vessel completing this procedure.

ii)	75 of the 469 days were from two vessels in dry-dock to repair certain damage, which occurred in the third and fourth quarters of 2012. The lost cash receipts and incremental expenditures associated with the repair of these two vessels were not sufficient in magnitude to constitute an indicator of impairment. In addition, the nature of the events that caused the damages was unique to these two vessels and, as such, would not impact the undiscounted cash flow estimates of any of our other vessels.

iii)	84 of the 469 days were from vessels within this group of 20 vessels going off-hire for short periods of time, generally less than five days, to complete minor repairs and maintenance work. Small periods of such types of off-hire are anticipated to occur in the ordinary course of business. Our undiscounted cash flow estimates used in our impairment tests assume that each vessel incurs three days of off-hire time annually for such work. Such estimate is based on the historical performance of our vessels. Consequently, the occurrence of this off-hire, which did not deviate materially from our annual estimates, is not an indicator of impairment.

iv)	191 of the 469 days were attributable to uncompensated time between the end of one voyage charter and the commencement of the next voyage charter for vessels trading on voyage charters. When there is an oversupply of tankers relative to demand, such time between voyages increases. The number of these days incurred in 2012 is consistent with the relative supply and demand of the tanker market. Per day tanker rates factor in such time and, as such, our estimated cash flows used in impairment testing reflect the impact from such time. The uncompensated time between voyages would only be a separate indicator of impairment, apart from declining per day tanker rates, if a vessel had such time that was disproportionally higher than one would expect given the state of the market. None of the remaining 20 impaired vessels indicated in response to comment 1 of our April 19, 2013 letter incurred unexpected amounts of this time given the current state of the market.

In conclusion, the aggregate number of days the remaining 20 impaired vessels indicated in the response to comment 1 of our April 19, 2013 letter were idle were not separate indicators of impairment during the fourth quarter of 2011 or any quarter in 2012, including the fourth quarter of 2012, when the impairment on these vessels occurred.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok

Vincent Lok

Executive Vice President and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Eileen Mercier (Audit Committee Chair)
Philip Dowad (KPMG LLP)

Appendix A – Historical Summary of Impairment Testing

We assess indicators of impairment each quarter. Our impairment tests are impacted by our estimates of future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. However, we focus particularly on future charter rates as this assumption can be volatile given the underlying volatility in vessel charter rates and vessel values. As part of this quarterly process, we will determine the Three Year Time Charter Rate and the 10-Year Average Rate for each vessel class and compare these rates against the same rates used in prior periods, as well as undertaking a review for any other indicators of impairment. Please refer to our response to comment 1 of this letter for a more detailed explanation of how the Three Year Time Charter Rate and the 10-Year Average Rate are determined.

While each conventional tanker is assessed individually for purposes of impairment testing, we group vessels in order to monitor generally the risk of impairment for each vessel. The vessels within each group generally are the same class of vessel, within the same age range, employed on voyage charters or short-term charter contracts and have a similar carrying value. In many cases, the vessels are sister vessels. In cases where there are similar vessels, we generally test a sample vessel and, if this vessel passes step 1 of the impairment test with a significant margin, we will not prepare an undiscounted cash flow forecast for the other similar vessels, as the same result will occur. However, if the sample vessels fails step 1 of the impairment test, or does not pass step 1 with a significant margin, we then prepare an undiscounted cash flow forecast for each vessel within the group and compare it against the vessel’s carrying value.

For groups of vessels where there is a lower risk of impairment, we test at least one vessel within these groups for impairment on a periodic basis, regardless of whether there are any indicators of impairment. This process establishes a sample quantitative measure of the excess of the undiscounted cash flows over the carrying value of the vessels within the group, which we use as a baseline in future periods to determine risk of impairment and whether specific changes in future cash flows may cause an impairment of these vessels.

The following table contains a list of all of our conventional tankers not on long-term contract during the quarterly periods indicated and the five groupings of these vessels we use to monitor the risk of impairment for each vessel. Conventional tankers on long-term fixed-rate contracts have been excluded from this table, as they are largely shielded from declines in short-term charter rates and vessel values. This table also shows for which of such vessels and in which of the quarterly periods in 2011 and 2012:

•

an undiscounted cash flow forecast was prepared and compared against the carrying value of the vessel (shown in the table as a “Yes”) and in cases where the test resulted in an impairment being recognized, the “Yes” has been underlined;

•	a similar vessel within the same group had an undiscounted cash flow forecast prepared, which was compared against the carrying value of that vessel (shown in the table a “S”); and

•

a qualitative assessment was performed to assess indicators of impairment for such vessel, including whether any negative developments observed in the quarter were sufficient in magnitude to warrant the preparation of an updated undiscounted cash flow forecast for the vessel to be compared against the carrying value of the vessel (shown in the table as “Q”).

Quarterly Impairment Testing

		Q4/10	Q1/11	Q2/11	Q3/11	Q4/11	Q1/12	Q2/12	Q3/12	Q4/12
Group 1 - Suezmax 5 to 10 years old
Iskmati Spirit	Suezmax	Yes	Q	Q	Q	S	Q	Q	S	Yes
Godavari Spirit	Suezmax	Yes	Q	Q	Q	S	Q	Q	S	Yes
Kaveri Spirit	Suezmax	S	Q	Q	Q	S	Q	Q	S	Yes
Narmada Spirit	Suezmax	S	Q	Q	Q	S	Q	Q	S	Yes
Ashkini Spirit	Suezmax	S	Q	Q	Q	S	Q	Q	S	Yes
Yamuna Spirit	Suezmax	S	Q	Q	Q	Yes	Q	Q	Yes	Yes
Ganges Spirit	Suezmax	S	Q	Q	Q	S	Q	Q	Yes	Yes

Group 2 - Aframax and LR2 > 10 years old
Leyte Spirit	Aframax	Yes	Q	Yes	Yes (2)	Q	Q	Q	Q	Yes (1)
Luzon Spirit	Aframax	S	Q	S	Yes (1)	N/A	N/A	N/A	N/A	N/A
Scotia Spirit	Aframax	Yes	Yes (1)	Yes (4)	N/A	N/A	N/A	N/A	N/A	N/A
Torben Spirit	Aframax	S	Q	S	Yes (1)	Yes (4)	N/A	N/A	N/A	N/A
Poul Spirit	Aframax	S	Q	S	Q	Yes	Q	Q	Yes	Yes
Gotland Spirit	Aframax	S	Q	S	Q	Yes	Q	Q	Yes	Yes
Hamane Spirit	Aframax	S	Q	S	Q	Yes (1)	Q	N/A	N/A	N/A
Nassau Spirit	Aframax	S	Q	S	Q	Yes	Q	Q	Yes	Yes
Kareela Spirit	Aframax	S	Q	S	Q	S	Q	Q	S	Yes
Kanata Spirit	Aframax	Yes	Q	S	Q	S	Q	Q	S	Yes
Kyeema Spirit	Aframax	S	Q	S	Q	S	Q	Q	Yes	Yes

Group 3 – MR and Other
Mahanadi Spirit	MR	Yes	Q	Q	Yes (3)	Q	Q	Q	Yes	Yes
Teesta Spirit	MR	Yes	Q	Q	Yes (3)	Q	Q	Q	S	Yes
Hugli Spirit	MR	Yes	Q	Q	Yes (3)	Q	Q	Q	S	Yes

Group 4 - Aframax and LR2 < 10 years old
Americas Spirit	Aframax	Yes	Q	Q	Q	S	Q	Q	S	Yes
Australian Sprit	Aframax	S	Q	Q	Q	S	Q	Q	Yes	Yes
Axel Spirit	Aframax	S	Q	Q	Q	S	Q	Q	S	Yes
Esther Spirit	Aframax	Yes	Q	Q	Q	S	Q	Q	S	Yes
Helga Sprit	Aframax	S	Q	Q	Q	S	Q	Q	S	Yes
Fuji Spirit	Aframax	S	Q	Q	Q	S	Q	Q	S	S

Kilimanjaro Spirit	Aframax	S	Q	Q	Q	S	Q	Q	S	S
Everest Spirit	Aframax	S	Q	Q	Q	Yes	Q	Q	S	Yes
Erik Spirit	Aframax	Yes	Q	Q	Q	S	Q	Q	S	Yes
Matterhorn Spirit	Aframax	S	Q	Q	Q	S	Q	Q	S	Yes
Donegal Spirit	LR2	S	Q	Q	Q	S	Q	Q	S	Yes
Galway Spirit	LR2	S	Q	Q	Q	S	Q	Q	S	Yes
Limerick Spirit	LR2	Yes	Q	Q	Q	S	Q	Q	S	Yes

Group 5 - Suezmax < 5 years old
Tianalong Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	S
Jiaolong Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	S
Shenlong Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	S
Dilong Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	Yes
Zenith Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	Yes
Summit Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	Yes
Pinnacle Spirit	Suezmax	Q	Q	Q	Q	Q	Q	Q	Q	Yes

Notes:

Note 1 - The impairment was caused by a decision to sell the vessel.

Note 2 – The impairment was caused by a decision to lay-up the vessel pending offshore projects.

Note 3 – The impairment was caused by a reduction in charter rates for MR tankers.

Note 4 - The impairment was caused by a reduction in the estimated sales price in the period following the decision to sell the vessel.

Note 5 – The table excludes our conventional tankers that are on long-term contracts, including the three conventional tankers impaired in the fourth quarter of 2012 due to our being made aware that the long-term customer contracts for these vessels may be terminated early as well as the impairment of a loan arrangement collateralized by a very large crude carrier, which is explained in more detail in Note 4 to our 2012 consolidated financial statements.

Note 6 – “N/A” in the above table consists of periods after a vessel has been sold.

Descriptions of the five groups of conventional tankers we use for purposes of impairment testing, and our quarterly impairment testing results since the fourth quarter of 2010 that are contained in the table above are further explained below.

Group 1 (Suezmax Tankers Five to Ten Years Old)

In the fourth quarter of 2010, we tested two vessels in Group 1 for impairment. The impairment tests for these two vessels resulted in aggregate undiscounted cash flow estimates of $122.0 million and $134.7 million, respectively, compared to carrying values of $80.6 million and $84.4 million, respectively. The excess of undiscounted cash flows for each vessel over its carrying value was significant for both vessels. Given that these two vessels passed step 1 of the impairment test with a significant margin, we did not prepare an undiscounted cash flow forecast for the other similar vessels, as the conclusion would have been the same. In addition, this information indicated that there would have to be a very significant reduction in charter rates or other significant negative developments or a decision to sell the vessels in order for these vessels to suffer an impairment in future quarters. In the fourth quarter of 2011, we tested the Yamuna Spirit for impairment and determined that the estimated undiscounted cash flows were $77.4 million, compared to a carrying value of $72.0 million. Since this vessel passed by a reasonable margin, we concluded that the other Group 1 vessels would pass in the fourth quarter of 2011, given the similarity in key assumptions. However, since the amount of the difference was not large, we determined that the Group 1 vessels were at risk of future impairment should our expectations of future cash flows deteriorate further in future periods. During the first two quarters of 2012, both the Three Year Time Charter Rate and the 10-Year Average Rate did not change materially from the fourth quarter of 2011 and no other significant negative developments were observed. As a result, we conducted no impairment tests on these vessels during the first two quarters of 2012. As a result of a decline in the 10-Year Average Rate during the third quarter of 2012, we conducted an impairment test on the Yamuna Spirit and Ganges Spirit and determined that the estimated undiscounted cash flows were $84.6 million and $85.0 million, respectively, compared to carrying values of $72.2 million and $71.2 million, respectively. While the 10-Year Average Rate declined in the third quarter of 2012 from the fourth quarter of 2011, the impact of this was more than offset by reductions in operating costs that are described in note 20 to our 2012 consolidated financial statements and a modest increase in the Three Year Time Charter Rate. Consequently, none of the Group 1 vessels were impaired in the third quarter of 2012. Given the negative developments observed in the fourth quarter of 2012 (which have been discussed in our responses to comment 1 of our April 19, 2013 letter and further in response to comment 4 of this letter), we tested all seven vessels in Group 1 for impairment and all seven vessels failed step 1 of the impairment test and were deemed to be impaired for such quarter.

Group 2 (Aframax Tankers 10 or More Years Old)

Of the six vessels impaired in the fourth quarter of 2012 that were not the result of a sale of the vessel, we reviewed the Poul Spirit, Gotland Spirit and Nassau Spirit for impairment in the fourth quarter of 2011. The remaining three vessels are similar to the Nassau Spirit. The impairment tests in the fourth quarter of 2011 for these three vessels resulted in aggregate undiscounted cash flow estimates of $30.5 million, $25.0 million, and $38.2 million, respectively, compared to carrying values of $21.3 million, $16.3 million, and $25.6 million, respectively. Consequently, there would have needed to have been significant negative developments in future quarters or a decision to sell the vessels to cause these vessels to be impaired. During the first two quarters of 2012, both the Three Year Time Charter Rate and the 10-Year Average Rate did not change materially from the fourth quarter of 2011 and no other significant negative developments were observed. As a result, we conducted no impairment tests on these vessels during the first two quarters of 2012. As a result of a decline in the 10-Year Average Rate during the third quarter of 2012, we tested the Poul Spirit, Gotland Spirit, Nassau Spirit and Kyeema Spirit for impairment and determined that the estimated undiscounted cash flows were $21.7 million, $20.6 million, $26.1 million and $28.8 million, respectively, compared to carrying values of $19.7 million, $14.8 million, $23.9 million and $22.7 million, respectively. Consequently, none of the Group 2 vessels were impaired in the third quarter of 2012. Given the negative developments observed in the fourth quarter of 2012 (which have been discussed in our responses to comment 1 of our April 19, 2013 letter and further in response to comment 4 of this letter), we tested all vessels in Group 2 for impairment and all seven vessels failed step 1 of the impairment test and were deemed to be impaired for such quarter.

Group 3 (Medium Range Product Tankers and Other)

We considered the three MR tankers to be at risk of impairment as early as the fourth quarter of 2010, due to the high acquisition price (during the high part of the tanker cycle in 2007) and the outlook for MR tankers. Consequently, we tested all three vessels for impairment in the fourth quarter of 2010 and determined that the estimated undiscounted cash flows were $39.9 million, $51.0 million and $48.9 million, respectively, compared to carrying values of $38.6 million, $45.8 million and $46.6 million, respectively. Since the amount of the difference was not large, we knew the Group 3 vessels were at risk of future impairment. MR charter rates remained steady or increased slightly in the first two quarters of 2011, but declined in the third quarter of 2011, which resulted in these vessels being impaired at that time. As a result of this impairment that occurred and was recorded in the third quarter of 2011, and the lack of any significant negative developments in the subsequent three quarters, no impairment tests were conducted until the third quarter of 2012. Given the negative developments observed in the fourth quarter of 2012 (which have been discussed in our responses to comment 1 of our April 19, 2013 letter and further in response to comment 4 of this letter) and the resulting impairments in other groups, we tested all three vessels for impairment again in the fourth quarter of 2012. The Mahanadi Spirit, the oldest of the three vessels, failed step 1 of the impairment test by a small margin and the other two vessels passed. As the Mahanadi Spirit had been written down to fair value in the third quarter of 2011, the amount of the impairment of this vessel in the fourth quarter of 2012 was not material.

Group 4 (Aframax Tankers and LR 2 Product Tankers Less than 10 Years Old) and Group 5 (Suezmax Tankers Less than Five Years Old)

As noted in the table above, none of the vessels in these two groups incurred impairments during 2011 or 2012.